                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                               (Amendment No. 5)*

                             MACDERMID, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   554273 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Joshua N. Korff, Esq.
                                KIRKLAND & ELLIS
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



                               Page 1 of 18 Pages

CUSIP No. 5542773 10 2                 13D                    Page 2 of 18 Pages


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CITICORP VENTURE CAPITAL, LTD.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF
                         None
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER

  OWNED BY
                         851,720**
    EACH
               -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER

   PERSON
                         None
    WITH
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         851,720**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           851,720**

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


--------------------------------------------------------------------------------
* SEE INSTRUCTIONS.




**Represents 851,720 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC").

CUSIP No. 5542773 10 2                 13D                    Page 3 of 18 Pages



--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CITIBANK, N.A.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

           National Banking Association

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF
                         None
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER

  OWNED BY
                         851,720**
    EACH
               -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER

   PERSON
                         None
    WITH
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         851,720**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           851,720**

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           BK

--------------------------------------------------------------------------------
* SEE INSTRUCTIONS.



**Represents 851,720 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC").

CUSIP No. 5542773 10 2                 13D                    Page 4 of 18 Pages



--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CITICORP

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                            [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF
                         None
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER

  OWNED BY
                         933,570**
    EACH
               -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER

   PERSON
                         None
    WITH
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         933,570**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           933,570**

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           HC

--------------------------------------------------------------------------------
* SEE INSTRUCTIONS.



**Represents (i) 851,720 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), and (ii) 81,850 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

CUSIP No. 5542773 10 2                 13D                    Page 5 of 18 Pages


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CITIGROUP HOLDINGS COMPANY

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF
                         None
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER

  OWNED BY
                         933,570**
    EACH
               -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER

   PERSON
                         None
    WITH
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         933,570**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           933,570**

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           HC

--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.



**Represents (i) 851,720 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), and (ii) 81,850 shares directly beneficially owned by by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

CUSIP No. 5542773 10 2                 13D                    Page 6 of 18 Pages


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CITIGROUP INC.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF
                         None
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER

  OWNED BY
                         981,770**
    EACH
               -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER

   PERSON
                         None
    WITH
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         981,770**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           981,770**

--------------------------------------------------------------------------------
12   E AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           HC

--------------------------------------------------------------------------------

* SEE INSTRUCTIONS.



**Represents (i) 851,720 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), (ii) 81,850 shares directly beneficially owned by a limited partnership whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership, and (iii) 48,200 shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc., for which shares CVC disclaims beneficial ownership.

         ITEM 1.      SECURITIES AND ISSUER.

         This Amendment No. 5 ("Amendment") to the Schedule 13D dated December 29, 1999 as amended by Amendment No. 1 filed on March 5, 2002, Amendment No. 2 filed on July 12, 2002, Amendment No. 3 filed on September 25, 2002 and Amendment No. 4 filed on January 9, 2003, relates to the common stock, no par value, (the "Common Stock") of MacDermid, Incorporated, a Connecticut corporation (the "Issuer"). This Amendment is being filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         ITEM 2.      IDENTITY AND BACKGROUND.

         The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

         (a) - (c) See Schedule A and B attached hereto.

         (d) - (f) On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup Inc. ("Citigroup"), announced final agreements with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto
Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

         SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

         Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to paragraphs (a) through (c) is identified on Schedule A and B hereto.

         ITEM 4.      PURPOSE OF TRANSACTION.

         (a) From February 21, 2003 to May 9, 2003, Citicorp Venture Capital, Ltd. ("CVC") disposed of 583,232 shares of Common Stock in open market transactions in the ordinary course of business (1) pursuant to Rule 144 ("Rule 144"), as promulgated under the Securities Act of 1933, as amended, as reported on Form 144 dated November 27, 2002, and March 24, 2003 and (2) pursuant to a registration statement filed by the Issuer on Form S-3 effective as of February 28, 2003. In addition, on May 9, 2003 CVC sold 1,350,000 shares of Common Stock at a price of $22.60 per share back to the Issuer pursuant to a Purchase and Sale Agreement (the "Purchase and Sale Agreement"), dated as of May 7, 2003, attached hereto as Exhibit 2 and incorporated by reference herein. Under the terms and conditions of the Purchase and Sale Agreement, CVC also granted the Issuer an option to purchase the remaining 851,720 shares of Common Stock held by CVC through November 3, 2003. The description of the terms and conditions of the Purchase and Sale Agreement in this Item 4, and Item 6 below is qualified in its entirety by reference to the full text of the Purchase and Sale Agreement attached hereto as Exhibit 2.



                                  7 of 18 Pages

         As a result of the foregoing transactions, CVC no longer beneficially owns greater than 5% of the outstanding Common Stock of the Issuer, and as a result, CVC and its affiliates will no longer be required to file amendments with respect to the Reporting Person's holdings of Common Stock on Schedule 13D pursuant to Rule 13d-2(a) of the Exchange Act.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         The percentage calculations in Item 5 of this Amendment are based upon the 32,311,504 shares of Common Stock outstanding, as reported in the Company's Form 10-K filed on March 25, 2003. The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

         (a) CVC. As of the date of this Amendment, CVC directly beneficially owns 851,720 shares of Common Stock. This amount does not include (1) 81,850 shares directly beneficially owned by a partnership, whose general partner is a wholly-owned subsidiary of Citicorp (the "Partnership") and (2) 48,200 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup. The aggregate number of shares held by CVC represents approximately 2.6% of the outstanding shares of Common Stock. CVC has the shared power to vote and the shared power to dispose of the entire number of shares directly beneficially owned by CVC. CVC disclaims beneficial ownership with respect to the 81,850 shares directly beneficially owned by the Partnership and the 48,200 shares which may be deemed to be beneficially owned by other subsidiaries of Citigroup.

         CITIBANK, N.A. ("Citibank"). As of the date of this Amendment, Citibank, exclusively through its holding company structure, indirectly beneficially owns 851,720 shares of Common Stock directly beneficially owned by CVC. This amount does not include (1) 81,850 shares directly beneficially owned by the Partnership and (2) 48,200 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup for which Citibank disclaims beneficial ownership. The aggregate number of shares held through the holding company structure by Citibank represents approximately 2.6% of the outstanding shares of Common Stock. Citibank has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC.

         CITICORP. ("Citicorp") As of the date of this Amendment, Citicorp, exclusively through its holding company structure, indirectly beneficially owns 933,570 shares of Common Stock representing (1) 851,720 shares directly beneficially owned by CVC and (2) 81,850 shares directly beneficially owned by the Partnership. This amount does not include 48,200 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup for which Citicorp disclaims beneficial ownership. Citicorp may be deemed to beneficially own the 81,850 shares held by the Partnership because a wholly-owned subsidiary of Citicorp is the general partner of the Partnership. The aggregate number of shares held through the holding company structure by Citicorp represents approximately 2.9% of the outstanding shares of Common Stock. Citicorp has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the Partnership.

         CITIGROUP HOLDINGS COMPANY. ("Citigroup Holdings"). As of the date of this Amendment, Citigroup Holdings, exclusively through its holding company structure, indirectly beneficially owns 933,570 shares of Common Stock representing (1) 851,720 shares directly beneficially owned by CVC and (2) 81,850 shares directly beneficially owned by the Partnership. This amount does not include 48,200 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup for which Citigroup Holdings disclaims beneficial ownership. Citigroup Holdings may be deemed to beneficially own the 81,850 shares held by the Partnership because Citicorp is a wholly-owned subsidiary of Citigroup Holdings. The aggregate number of shares held through the holding company structure by Citigroup Holdings represents approximately 2.9% of the outstanding shares of Common Stock. Citigroup Holdings has shared power to vote and shared power to dispose of the entire number of


                                  8 of 18 Pages
shares directly beneficially owned by CVC and the Partnership. CVC disclaims beneficial ownership with respect to the 81,850 shares directly beneficially owned by the Partnership.

         CITIGROUP INC. As of the date hereof, Citigroup, exclusively through its holding company structure, indirectly beneficially owns 981,770 shares of Common Stock representing (1) 851,720 shares directly beneficially owned by CVC,
(2) 81,850 shares directly beneficially owned by the Partnership and (3) 48,200 shares directly beneficially owned by other subsidiaries of Citigroup. As a result of its holding company structure, Citigroup may be deemed to beneficially own the 81,850 shares held by the Partnership and the 48,200 shares held by its direct and indirect subsidiaries. The aggregate number of shares held through Citigroup's holding company structure represents approximately 3.0% of the outstanding shares of Common Stock. Citigroup has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC, the Partnership and the other subsidiaries of Citigroup.

         (c) From February 21 to April 22, 2003, CVC disposed of 583,232 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended and pursuant to a registration statement filed by the Issuer on Form S-3, effective as of February 28, 2003. Such dispositions of Common Stock were reported on Forms 144 dated (1) November 27, 2002 for the sale of 158,000 shares of Common Stock and (2) March 24, 2003 for the sale of 131,800 shares of Common Stock. The dates, share amounts, and prices for such dispositions since February 21, 2003 are as follows:


                                                AVERAGE PRICE
  DATE                  SHARES SOLD               PER SHARE
  ----                  -----------               ---------
2/21/2003                    21,000                       22.30
2/24/2003                    13,000                       22.01
2/25/2003                    20,182                       22.09
2/27/2003                    10,900                       22.02
2/28/2003                     8,050                       22.03
3/03/2003                    10,150                       22.00
3/04/2003                     6,100                       21.90
3/05/2003                     7,500                       21.87
3/06/2003                     3,900                       21.51
3/07/2003                     2,800                       21.10
3/10/2003                    10,350                       21.01
3/11/2003                    13,800                       21.00
3/13/2003                    32,800                       21.01
3/14/2003                    10,650                       21.00
3/17/2003                    46,600                       21.08
3/18/2003                    47,800                       21.22
3/19/2003                    34,950                       21.21
3/20/2003                    33,700                       21.02
3/21/2003                    65,600                       21.08
3/25/2003                    18,450                       21.02
3/26/2003                     6,650                       21.01
4/02/2003                     9,150                       21.00
4/03/2003                    14,300                       21.01

                                  9 of 18 Pages

4/04/2003                    16,000                       21.02
4/07/2003                    24,550                       21.21
4/09/2003                     1,600                       20.64
4/10/2003                       150                       20.50
4/11/2003                       650                       20.53
4/14/2003                     4,850                       20.50
4/15/2003                    21,500                       20.57
4/16/2003                     9,350                       20.72
4/17/2003                    13,650                       20.71
4/21/2003                    21,550                       20.70
4/22/2003                    21,000                       20.70
5/09/2003                 1,350,000                       22.60


         On May 9, 2003 an additional 1,350,000 Common Shares were sold pursuant to the Purchase and Sale Agreement. See Item 4 above and Item 6 below which are incorporated by reference herein.

         (d) Pursuant to certain terms and conditions in the Plan and Agreement of Merger dated February 18, 1999, by and among the Issuer, MCD Acquisition Corp., a Delaware corporation, PTI, Inc., a Delaware corporation, and CVC, as amended from time to time, the Issuer was required to retain a designee of CVC on its Board of Directors (the "Board"). As a result of CVC's dispositions of Common Stock reported in this Amendment the Issuer is no longer contractually required to retain designee of CVC on its Board. Nevertheless, the Board has asked CVC's current Board designee Joseph M. Silvestri, and Mr. Silvestri has agreed, to remain on the Board. Mr. Silvestri, age 41, has been Vice President of CVC for the last five years.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Purchase and Sale Agreement, on May 7, 2003 CVC sold 1,350,000 shares of Common Stock at a price of $22.60 per share back to the Issuer. Under the Purchase and Sale Agreement, CVC also granted the Issuer an option to purchase (the "Purchase Option") the remaining 851,720 shares of Common Stock held by CVC through November 3, 2003 at a purchase price equal to the average closing sale price on The New York Stock Exchange ("NYSE") for the 10 consecutive trading days preceding the date the Issuer gives notice to CVC of its election to exercise the Purchase Option; however, if the average 10 day closing price exceeds $25 per share, the purchase price shall be $25 per share, and if the average 10 day closing price is less than $22.60 per share, the purchase price shall be $22.60 per share.

         If the Issuer does not exercise the Purchase Option, pursuant to the Purchase and Sale Agreement, the Issuer has granted CVC an option to sell its shares back to the Issuer (the "Sale Option") at any time after 9:00 a.m. EST November 4, 2003 until 5:00 p.m. EST on November 7, 2003 at a purchase price equal to the average closing sale price on NYSE for the 10 consecutive trading days preceding the date the CVC gives notice to the Issuer of its election to exercise the Sale Option; however, if the average 10 day closing price exceeds $25 per share, the purchase price shall be $25 per share, and if the average 10 day closing price is less than $22.60 per share, the purchase price shall be $22.60 per share. The description of the terms and conditions of the Purchase and Sale Agreement in this Item 6, and in Item 4 above, is qualified in its entirety by reference to the full text of the agreement attached hereto as
Exhibit 2.

         Except as set forth herein or in the Schedules or Exhibits hereto, to the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules A through B has any other contracts,


                                 10 of 18 Pages
arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated as of May 15, 2003 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

         2. Purchase and Sale Agreement, dated as of May 7, 2003 by and between MacDermid, Incorporated and Citicorp Venture Capital, Ltd.




                                 11 of 18 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 15, 2003

                              CITICORP VENTURE CAPITAL, LTD.


                              By:       /s/ Serena D. Moe
                                  ------------------------------------------
                              Name:         Serena D. Moe
                              Its:      Vice President & Assistant Secretary


                              CITIBANK, N.A.


                              By:       /s/ Serena D. Moe
                                  ------------------------------------------
                              Name:         Serena D. Moe
                              Its:      Assistant Secretary


                              CITICORP

                              By:       /s/ Serena D. Moe
                                  ------------------------------------------
                              Name:         Serena D. Moe
                              Its:      Assistant Secretary


                              CITIGROUP HOLDINGS COMPANY


                              By:       /s/ Serena D. Moe
                                  ------------------------------------------
                              Name:         Serena D. Moe
                              Its:      Assistant Secretary


                              CITIGROUP INC.


                              By:       /s/ Serena D. Moe
                                  ------------------------------------------
                              Name:         Serena D. Moe
                              Its:      Assistant Secretary



                                 12 of 18 Pages

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                         CITICORP VENTURE CAPITAL, LTD.


       NAME, POSITION, CITIZENSHIP
(UNITED STATES, UNLESS OTHERWISE INDICATED)                     TITLE
-------------------------------------------                     -----
William T. Comfort                                Director and Chairman
Director

David F. Thomas                                   Director and Vice President
Executive Officer

Michael T. Bradley                                Vice President
Executive Officer

Lauren M. Connelly                                Vice President and Secretary
Executive Officer

Charles E. Corpening                              Vice President
Executive Officer

Michael A. Delaney                                Vice President and Managing
Executive Officer                                 Director

Michael S. Gollner                                Vice President
Executive Officer

Ian D. Highet                                     Vice President
Executive Officer

Darryl A. Johnson                                 Assistant Vice President
Executive Officer

Byron L. Knief                                    Vice President
Executive Officer

Richard E. Mayberry                               Vice President
Executive Officer

Thomas F. McWilliams                              Vice President
Executive Officer

                                 13 of 18 Pages

       NAME, POSITION, CITIZENSHIP
(UNITED STATES, UNLESS OTHERWISE INDICATED)                     TITLE
-------------------------------------------                     -----
Anthony P. Mirra                                  Vice President & Assistant Secretary
Executive Officer

Paul C. Schorr                                    Vice President and Managing Director
Executive Officer

Joseph M. Silvestri                               Vice President
Executive Officer

James A. Urry                                     Vice President
Executive Officer

John D. Weber                                     Vice President
Executive Officer




                                 14 of 18 Pages

                                   SCHEDULE B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.

        NAME, POSITION, CITIZENSHIP
 (UNITED STATES, UNLESS OTHERWISE INDICATED)                              TITLE
 -------------------------------------------                              -----
C. Michael Armstrong                                            Chairman, Comcast Corporation
Director

Alain J. P. Belda                                               President & Chief Executive Officer
Director                                                        Alcoa Inc.
Brazil

George David                                                    Chairman & Chief Executive Officer
Director                                                        United Technologies Corporation

Kenneth T. Derr                                                 Chairman, Retired
Director                                                        ChevronTexaco Corporation

John M. Deutch                                                  Institute Professor
Director                                                        Massachusetts Institute of Technology

The Honorable Gerald R. Ford                                    Former President of the United States
Honorary Director

Ann Dibble Jordan                                               Consultant
Director

Dudley C. Mecum                                                 Managing Director
Director                                                        Capricorn Holdings

Richard D. Parsons                                              Chief Executive Officer,
Director                                                        AOL - Time Warner Inc.

Andrall E. Pearson                                              Founding Chairman
Director                                                        Yum! Brands, Inc.

Roberto Hernandez Ramirez                                       Chairman
Director                                                        Banco de Nacional de Mexico
Mexico

Robert E. Rubin                                                 Chairman, Executive Committee, Citigroup Inc.
Director and                                                    Member of the Office of the Chairman,
Executive Officer                                               Citigroup Inc.

Franklin A. Thomas                                              Consultant, TFF Study Group
Director

                                 15 of 18 Pages

        NAME, POSITION, CITIZENSHIP
 (UNITED STATES, UNLESS OTHERWISE INDICATED)                              TITLE
 -------------------------------------------                              -----
Sanford I. Weill                                                Chairman and Chief Executive Officer
Director and                                                    Citigroup Inc.
Executive Officer

Arthur Zankel                                                   Senior Managing Member, High Rise Capital
Director                                                        Management, L.P.

Winfred F. W. Bischoff                                          Chairman,
Executive Officer                                               Citigroup Europe
United Kingdom and Germany

Michael A. Carpenter                                            Chairman and Chief Executive Officer -- Citigroup
Executive Officer                                               Global Investments

Robert Druskin                                                  Chief Operations and Technology Officer --
Executive Officer                                               Citigroup Inc.

Stanley Fischer                                                 Vice Chairman -- Citigroup Inc.
Executive Officer

William P. Hannon                                               Controller & Chief Accounting Officer --
Executive Officer                                               Citigroup Inc.

Michael S. Helfer                                               General Counsel and Corporate Secretary --
                                                                Citigroup Inc.

Thomas Wade Jones                                               Chairman & Chief Executive Officer --
Executive Officer                                               Global Investment Management and Private Banking
                                                                Group

Sallie Krawcheck                                                Chairman and Chief Executive Officer -- Smith
Executive Officer                                               Barney

Marjorie Magner                                                 Chief Operating Officer -- Global Consumer Group
Executive Officer

Michael T. Masin                                                Vice Chairman and Chief Operating Officer --
Executive Officer                                               Citigroup Inc.

Deryck C. Maughan                                               Vice Chairman -- Citigroup Inc.
Executive Officer
United Kingdom

Victor J. Menezes                                               Senior Vice Chairman -- Citigroup Inc.
Executive Officer

Charles O. Prince, III                                          Chairman and CEO -- Citigroup Global Markets Inc.
Executive Officer


                                 16 of 18 Pages

        NAME, POSITION, CITIZENSHIP
 (UNITED STATES, UNLESS OTHERWISE INDICATED)                              TITLE
 -------------------------------------------                              -----
William R. Rhodes                                               Senior Vice President -- Citigroup Inc.
Executive Officer

Todd S. Thomson                                                 Chief Financial Officer -- Citigroup Inc.
Executive Officer

Robert B. Willumstad                                            President -- Citigroup Inc.
Executive Officer






                                 17 of 18 Pages

EXHIBIT INDEX

1. Joint Filing Agreement, dated as of May 15, 2003 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

2. Purchase and Sale Agreement, dated as of May 7, 2003 by and between MacDermid, Incorporated and Citicorp Venture Capital, Ltd.



                                 18 of 18 Pages